Exhibit 15.1

[KPMG LLP LETTERHEAD]

November 20, 2020

Electronic Arts Inc.
Redwood City, California

With respect to the subject registration statement on Form S-3 of Electronic Arts Inc., filed on November 20, 2020, we acknowledge our awareness of the incorporation by reference therein of our reports dated August 7, 2020 and November 10, 2020 related to our reviews of the unaudited condensed interim financial information of Electronic Arts Inc. and subsidiaries that is included in its Forms 10-Q for the quarterly periods ended July 4, 2020 and October 3, 2020, respectively.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

Very truly yours,
/s/ KPMG LLP

Santa Clara, California